SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2018

Commission File Number: 001-37821

LINE Corporation
(Translation of registrant’s name into English)

1-6 Shinjuku 4-chome
Shinjuku-ku, Tokyo 150-8510, Japan
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINE Corporation
(Registrant)

July 25, 2018	By: /s/ In Joon Hwang
(Signature)

Name: In Joon Hwang
Title: Director and Chief Financial Officer

LINE Corporation Reports Other Operating Income
(Gains Due to the Loss of Control of Subsidiary)

TOKYO--(BUSINESS WIRE)--July 25, 2018--LINE Corporation (NYSE:LN) (TOKYO:3938) (Headquarters: Shinjuku-ku, Tokyo, Japan; Representative Director and CEO: Takeshi Idezawa; hereinafter the “Company”) announces as follows that it has determined the financial impact from the third-party allocation of new shares to increase capital conducted by a subsidiary of the Company, as announced in the notice titled "Notice of Execution of Memorandum of Understanding for Strategic Alliance by a Consolidated Subsidiary and Prospect of Change to Subsidiary" on January 31, 2018 and March 20, 2018.

1. Incurred Other Operating Income

(1) Occurrence of Event

April 2, 2018 (Effective date of third-party allocation of shares for capital increase)

(2) Event Details

LINE MOBILE Corporation (hereinafter "LINE MOBILE"), a consolidated subsidiary of the Company, executed an agreement with SoftBank Corp. (hereinafter "SoftBank") regarding a capital alliance entered into on March 20, 2018 wherein SoftBank would underwrite a third-party allocation of new shares to increase LINE MOBILE's capital, as well as a partnership for promoting the MVNO business, and subsequently issued new shares to SoftBank on April 2, 2018. As a result of these events, the Company has changed LINE MOBILE from a consolidated subsidiary to an equity-method affiliate. In conjunction with this event, the Company has re-measured the fair value of its investments in LINE MOBILE and recorded the following gains due to the loss of control.

(3) Impact of Event on Results

9,494 million yen in gains due to the loss of control of the subsidiary will be reported as "Other Operating Income" in the Q2 2018 consolidated financial results.

This is an English translation of the original Japanese-language document. Should there be any inconsistency between the translation and the original Japanese text, the latter shall prevail.

CONTACT:
LINE Corporation
Michiko Setsu, +81-3 4316 2104
Global PR
dl_gpr@linecorp.co